SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                         ALOETTE COSMETICS, INC.
                         -----------------------
                             (Name of Issuer)


                  COMMON STOCK,  NO PAR VALUE PER SHARE
                  -------------------------------------
                      (Title of Class of Securities)

                                020454104
                             --------------
                             (CUSIP Number)

                             Robert K. Cohen
                      ACI Acquisition Partners, Inc.
                    1640 Powers Ferry Road, Building 4
                                Suite 100
                         Marietta, Georgia 30067
                              (770) 989-0333
         -------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              April 14, 1998
         -------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                               SCHEDULE 13D
CUSIP NO.  020454104

1    NAME OF REPORTING PERSON S.S.  OR IRS
     IDENTIFICATION NO.  OF ABOVE PERSON
     ACI Acquisition Partners, Inc.
     I.R.S. Identification No.  - Applied For
     ____________________________________________________________________


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                            (b) / /

_________________________________________________________________________

3.   SEC USE ONLY

_________________________________________________________________________

4.   SOURCE OF FUNDS*
     WC/BK

_________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                / /

_________________________________________________________________________

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     GEORGIA

_________________________________________________________________________

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   3,104,253 shares of  Common Stock
BENEFICIALLY             ------------------------------------------------
OWNED BY
EACH                8.   SHARED VOTING POWER           None
REPORTING                                   -----------------------------
PERSON WITH         9.   SOLE DISPOSITIVE POWER
                         3,104,253 shares of Common Stock
                         ------------------------------------------------

                   10.  SHARED DISPOSITIVE POWER          None
                                                -------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,104,253 shares of Common Stock
     --------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*                     / /
     --------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%
     --------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON
     CO
     --------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

        This statement (this "Statement") relates to the Common Stock, no par value per share (the "Shares") of Aloette Cosmetics, Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 1301 Wright's Lane East, West Chester, Pennsylvania 19380.

Item 2.   Identify and Background.
          -----------------------

        (a) - (c) This Statement is filed on behalf of ACI Acquisition Partners, Inc. ("ACIA" or the "Reporting Person"), a Georgia corporation. ACIA is a newly-formed corporation whose business is to acquire the Company.
        The business address of ACIA is 1640 Powers Ferry Road, Building 4, Marietta, Georgia 30067. Robert K. Cohen may be deemed to control the Reporting Person as a result of his ownership of 99% of the capital stock of the Reporting Person.

        The directors and the executive officers of ACIA are citizens of the United States and their respective positions and principal business addresses are as set forth below.

        Name             Address                     Position

        Christie Cohen   ACI Acquisition Partners,   Chairman
                          Inc.                       Chief Executive Officer
                         1640 Powers Ferry Road
                         Building 4
                         Suite 100
                         Marietta, Georgia 30067

        Robert K. Cohen  ACI Acquisition Partners,   President
                          Inc.                       Chief Operating Officer
                         1640 Powers Ferry Road
                         Building 4
                         Suite 100
                         Marietta, Georgia 30067

        Mark Hawn        ACI Acquisition Partners,   Director
                          Inc.
                         1640 Powers Ferry Road
                         Building 4
                         Suite 100
                         Marietta, Georgia 30067

        Connie Hawn      ACI Acquisition Partners,   Director
                         Inc.
                         1640 Powers Ferry Road
                         Building 4
                         Suite 100
                         Marietta, Georgia 30067


        (d)    None of the entities or persons identified in this
        Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)    None of the entities or persons identified in this
        Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

        Pursuant to the terms and conditions of the Agreement and Plan of Merger dated April 14, 1998 between the Company and ACIA which is attached hereto as Exhibit 1 (the "Merger Agreement"), ACIA will merge into the Company and each outstanding share of common stock of the Company (2,104,253 Shares) will be converted into the right to receive $5.25 in cash and each outstanding option and warrant to acquire Shares (1,000,000 Shares) will be converted into the right to receive cash in the amount of $5.25 less the exercise price of such option or warrant. The total consideration to be paid by ACIA will be approximately $11.8 million dollars and it is expected to be derived from the working capital of ACIA and one or more bank loans. The terms of such financing are being negotiated, although no commitment for the financing has been received at this time.

Item 4.   Purpose of the Transaction.
          --------------------------

        As a result of the Company's acquisition by ACIA, a private company with a small number of shareholders, it is contemplated that there will be substantial changes to the Company's board of directors and management, capitalization and dividend policies, business structure, charter, and bylaws and the Shares will be delisted from registration under the Securities Exchange Act of 1934. To date, the precise nature of these changes has not been determined.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

        (a) The 3,104,253 Shares represent all of the currently outstanding Shares and Shares issuable upon the exercise of outstanding options and warranties to acquire
        Shares of the Company and are all of the Shares beneficially owned by ACIA.

        (b) Upon the closing of the merger pursuant to the Merger Agreement, ACIA will have sole power to vote and dispose of the Shares.

        (c) Except as described in this statement, no other entities or persons named in Item 2 has effectuated any transaction in the Company's Shares in the past 60 days.

        (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sale of the Shares owned by the Company.

        (e)    Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

        Pursuant to the terms of the Merger Agreement, each outstanding Share, other than Shares canceled in accordance with the dissenter's rights of the Company's former shareholders, will be converted into the right to receive $5.25 per Share, payable to the holder thereof, without interest. Thereafter, all such Shares will no longer be outstanding and will automatically be canceled. In addition, each share of ACIA issued and outstanding immediately prior to the merger will be converted into one share of common stock in the Surviving Entity in the merger. Each outstanding option or warrant to acquire Shares (1,000,000 Shares) of the Company will be converted into the right to receive cash in the amount of $5.25 less the exercise price of such option or warrant.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

        Exhibit 1:  The Agreement and Plan of Merger between ACI
                    Acquisition Partners, Inc. and Aloette
                    Cosmetics, Inc., dated April 14, 1998.




                            Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:      April 24, 1998
     --------------------

                                   ACI ACQUISITION PARTNERS, INC.


                                   By: /s/ Robert K. Cohen
                                        Robert K. Cohen
                                        President
                                        Chief Operating Officer